SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 or 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended June 30, 2002

                         Commission file number - 0-9002

                        TRANS-GLOBAL INTERACTIVE LIMITED

             (Exact name of Registrant as specified in its charter)

                                Western Australia
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organisation)

    Suite 502, 6 Help Street St., Chatswood, New South Wales, Australia 2067
    ------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                           Fully Paid Ordinary Shares

                                (Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:
                                      None

The number of out standing shares of each class of stock of Trans-Global Interactive Limited as of June 30, 2002 was:

                          Fully Paid Shares 15,141,788

15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

                             Yes _X_        No ___

Indicate by check mark which financial item the registrant has elected to follow:

                          Item 17 _X_       Item 18 ___

Total number of pages in this Form 20 - F:

                                       27

                                TABLE OF CONTENTS

                 (All amounts included in this Form 20-F are in Australian Dollars unless specified otherwise)


ITEM                                                                                                                        PAGE
                                                             PART I

1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                                                         3
2                OFFER STATISTICS AND TIMETABLE                                                                                3
3                KEY INFORMATION                                                                                               3
4.               INFORMATION ON THE COMPANY                                                                                    5
5.               OPERATING AND FINANCIAL REVIEW                                                                               10
6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                                                   14
7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                                            19
8.               FINANCIAL INFORMATION                                                                                        20
9.               THE OFFER AND LISTING                                                                                        21
10.              ADDITIONAL INFORMATION                                                                                       22
11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                                                   26
12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITIES                                                                26



                                     PART II

13.              DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES                                                            26
14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND                                                 26
                 THE USE OF PROCEEDS
15.              Not used
16.              Not used


                                    PART III

17.              FINANCIAL STATEMENTS 26

18.              FINANCIAL STATEMENTS 26


19.              FINANCIAL STATEMENTS AND EXHIBITS                                                                            26


PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

N/A

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

N/A

ITEM 3:  KEY INFORMATION

(A) Selected Financial Data

Set forth below are certain selected financial data (expressed in Australian dollars, the currency of the country in which the Company is incorporated) with respect to the five fiscal years of the Company ended June 30, 2002. The information presented is based on accounting principles generally accepted in Australia, which differ in a number of important respects from accounting principles generally accepted in the United States. Accordingly, also presented are certain summarised data giving effect to accounting principles generally accepted in the United States.

See note 2 to the Company's financial statements for a discussion of differences between generally accepted accounting principles in Australia and the United States as they apply to the Company.

SELECTED FINANCIAL DATA BASED ON AUSTRALIAN ACCOUNTING PRINCIPLES
(in Australian dollars)


Year Ended June 30

                                                     2002              2001               2000              1999              1998
                                                       A$                A$                 A$                A$                A$

Statement of operations
Data for periods Shown:

Operating Revenues                                162,821         6,424,754          3,965,943             3,767            10,176
Costs and Expenses                            (1,423,944)        (6,387,171)       (15,659,271)       (6,016,540)       (4,091,937)
Profit (Loss) Before Income Taxes             (1,586,765)            37,583       (11,693,328)       (6,012,773)       (4,081,761)
Income Tax                                              -                 -                  -                 -                 -
Net Profit (Loss)                             (1,586,765)            37,583       (11,693,328)       (6,012,773)       (4,081,761)
Net Profit (Loss) per share
 (reconstructed*)                                ($0.105)            $0.008            ($1.08)           ($1.44)           ($1.80)
Balance Sheet Data at End of Periods
Total Assets                                    4,193,369         5,807,731          7,836,704         9,181,745         8,234,491
Total Liabilities                                  45,769            73,366          2,307,915           489,921           237,064
Shareholder Equity                              4,147,600         5,734,365          5,528,789         9,092,992         6,390,871
Outside Equity Interest                                 -                 -                  -         (401,168)         1,606,556
Total Shareholder Equity                        4,147,600         5,734,365          5,528,789         8,691,824         7,997,427
Accumulated Losses**                            8,942,878         7,871,918**       51,827,407        40,134,079        36,552,129



* The calculation of Net Profit/(Loss) per share has been amended to reflect the 1:10 share split in June 2001.

** Share capital written off pursuant to resolutions passed June 28, 2001. Shareholders resolved to authorise the reduction of share capital by canceling $43,917,906 paid up capital that has been lost in the course of conducting discontinued mining activities, or is not represented by available assets, such cancellation to take effect on June 29, 2001.

This information is qualified by reference to the more detailed information in the consolidated financial statements and related notes appearing elsewhere herein.

SELECTED FINANCIAL DATA BASED ON ACCOUNTING PRINCIPLES
GENERALLY ACCEPTED IN THE UNITED STATES
(in Australian dollars)


Year Ended June 30

                                                       2002            2001             2000              1999             1998
                                                         A$              A$               A$                A$               A$

Adjusted Financial Data
for Periods Shown:

Net Profit (Loss)                               (1,586,765)         105,576      (4,742,082)      (10,329,852)      (2,167,293)
Basic & Diluted Net Profit (Loss) per
 share - (Based on reconstructed Shares*)         (A$0.105)         A$0.009         (A$0.46)          (A$2.59)          (A$0.9)
Total Assets                                      4,193,369       5,807,731        7,836,704         2,631,667        8,234,491
Total Liabilities                                    45,769          73,366        2,307,915           489,921          237,064
Outside Equity Interests In
 Controlled Entities                                      -               -                -                 -        1,606,556
Shareholder Equity                                4,147,600       5,734,365        5,528,789         2,141,746        6,390,871


* The calculation of Net Profit/(Loss) per share has been amended to reflect the 1:10 share split in June 2001.

At June 30, 2002, the rate of exchange between Australian dollars and United States dollars was A$1.00 = US$0.5637.

The history of exchange rates for the five most recent fiscal years is set forth below, indicating certain rates at which A$1.00 has been exchangeable into U.S. dollars.


      Year Ended                 Closing                    Average                     High                       Low
----------------------- -------------------------- -------------------------- ------------------------- --------------------------
    June 30, 1998               0.6090                     0.6825                     0.7895                    0.5790
    June 30, 1999               0.6572                     0.6302                     0.6744                    0.5455
    June 30, 2000               0.6025                     0.6294                     0.6718                    0.5645
    June 30, 2001               0.5106                     0.5391                     0.6030                    0.4773
    June 30, 2002               0.5637                     0.5241                     0.6259                    0.4819


The above historical information is based on the noon buying rate published by the Federal Reserve Bank of the United States. It is presented for information and convenience only, and should not be construed as a representation that Australian dollars could be converted into U.S. dollars at these or any other rates.

(B)  Capitalization and indebtedness

N/A

(C)  Reasons for the offer and use of proceeds

N/A

(D) Risk Factors

The Company's investment strategy should be considered speculative because of the uncertainties associated with Internet Casino Gambling and Online Gaming, Online Entertainment and eCommerce. Such activities will collectively form a significant part of the activities of the Company or its investments.
The return to shareholders on investments should be considered speculative for the following reasons:

- future dividends or capital growth are dependant on future events, including:

     - the successful licensing or other distribution of gambling and gaming software;

     - the implementation and commercial viability of the Gaming eCommerce and Online Entertainment technologies;

     -    the performance, of the software in accordance with its specifications

- it should be noted that the practices of gambling are highly regulated particularly in Western countries. Accordingly, the Company's investments in this area will be exposed to the risk of regulatory and political changes, which may occur in the various regions of the world. Such changes may operate to reduce or eliminate the opportunity to derive revenue from particular markets or market sectors.

- Although the investee companies have taken reasonable steps to protect the technology, which they own, there is always a risk that the intellectual property may be pirated or copied by unauthorised persons.

- Inflation, interest rates, general economic changes, industrial disputes and political factors in Australia and overseas likely to affect the Australian equities markets.

- The market price of the Company's securities being affected by varied, unpredictable and often indefinable influences for equities in general and technology and gaming stocks in particular.

ITEM 4:  INFORMATION ON THE COMPANY

4(A) History and development of the company

Trans-Global Interactive Limited ("TGL") is a public company which was incorporated on September 25, 1970 in the State of Western Australia. In June 1999 TGL changed its name from Trans-Global Resources NL, with the approval of shareholders and altered its core business from mining and exploration activities to investing in technology based gaming and entertainment. TGL changed its status from a no liability company (N.L.) to one limited by shares (Limited) as the Australian Corporation Law only allows mining and exploration companies to maintain an N.L. status.

TGL was admitted to the Official List of the Australian Stock Exchange Limited ("ASX") in 1970 and its Fully Paid Ordinary Shares ("Fully Paid Shares") are traded there. The Company's Fully Paid Shares have also been trading in the over-the-counter market since January 1980 in the form of American Depositary Receipts ("ADR's") issued against shares on a 1:1 basis, 20:1 basis since January 1994, 10:1 basis since October 1995 and a 100:1 basis since April 2002. They have been quoted on the National Association of Securities Dealers Automated Quotation system ("NASDAQ") since January 30, 1981. For information concerning details of the market for the TGL's securities, see ITEM 9, "The Offer and Listing".

Since its inception, and up until 1999, TGL has been engaged in the business of exploration for and development of mineral prospects.

In June 1999 shareholders approved a number of resolutions, including authorising the Company to enter an agreement through which the Company acquired rights to 30% of the net income generated by the GET Group in relation to the licensing or other exploitation of its Gambling Software System.

The GET Group's prospects of commercially exploiting its Gambling Software System have been undermined over the last two years by market instability. In particular, the Australian Federal Government's decision to ban interactive internet gambling in Australia disrupted GET's activities within this emerging industry. In this environment, there was a reluctance of market participants to push ahead and invest capital in establishing online gambling facilities.

The Company reassessed its objectives and strategies having regard to the lack of progress made since the agreement with the GET Group was approved in June 1999. Through that process, two key issues emerged with respect to the current arrangements:

     i. the Company's opportunity for returns was limited to exploitation of the online gambling and gaming features of the GET Group's technology and therefore somewhat narrowly focused relative to the potential opportunity that the underlying Platform Technology may provide; and

     ii. the current arrangements are essentially contractual in nature and provide the Company with no proprietary interest in the underlying intellectual property or the potential future growth in capital value of that property.

Having regard to the foregoing, the Company formulated a proposal with the GET Group which shareholders approved on 29 December 2000. The fundamental terms of the agreement were as follows:

     - The Company agreed to forego its existing entitlement to thirty percent (30%) of the net revenue the GET Group generates through licensing or otherwise commercially exploiting its Gambling Software System.

     - In exchange for foregoing the abovementioned rights, each GET Group entity will allot to the Company such shares as equate to a holding of five percent (5%) of the issued capital of such entities,

     - TGL would subscribe for a further five percent (5%) of each GET Group entity's share capital for a cash consideration of USD1,000,000.

     - If GET Group or a person connected with GET Group formed or acquired any entity to exploit the Platform Technology in the future, the Company would be entitled to 10% of the issued capital of that entity for no further consideration.

     - TGL would retain the right to maintain ten percent (10%) of the issued shares in each present GET Group entity by subscribing for such further shares on the same basis as any additional issues of shares in those entities may subsequently be issued.

During the year ended June 30, 2002 GET amended its corporate structure so that GET USA Inc. became the holding company for GET. Trans-Global retains a 10% interest in GET USA Inc which in turn holds 100% of the downstream subsidiaries. The restructure was undertaken as an appropriate step in advancing GET's transition into the US which is now the jurisdiction in which GET is generating the majority of its revenue.

The GET business has been transformed steadily over the course of the past two years from a highly specialised technology development company to a fully integrated online gaming operator. GET has continued to generate significant revenue from providing sophisticated technical solutions to land based validated casinos and gaming companies however recent emphasis has altered towards retaining an ongoing role in the gaming process and revenues which contain a royalty element based on usage and/or turnover. By developing and maintaining the highest levels of technical innovation and professionalism GET has established a leadership reputation in its market which is increasingly attracting the attention of international operators.

In November 2001 the company announced its intention together with technology assistance and support from GET to establish the Vanuatu internet Data Centre
(VIDC). Shareholders approved this proposal during February 2002. VIDC is a venture utilizing GET's accredited government validated internet gaming platform to attract the worlds first branded casinos. In January 2002 the company announced that it would launch the Sammy Davis Junior Casino as its first branded online casino. VIDC provides all hardware, software and technical support and the online casino went live in October 2002. Trans-Global presently holds all the shares in VIDC but there is provision which was previously agreed by shareholders to allot up to 30% of the equity in VIDC to employees subject to reaching an agreement on terms and milestones.

Industry Segments

In accordance with accounting principles generally accepted in Australia, the Company reports its results of operations using separate geographical business activities, see Note 8 of F-20 in this document. The primary management of the Company's business is administered from its registered office at Suite 502, 6 Help Street, Chatswood, NSW, 2067, Australia.

GAMING AND ENTERTAINMENT TECHNOLOGY  (GET) GROUP

Since 1999, the Company has held a stake in the on line gaming sector through its association with the GET Group. Last year shareholders approved a reorganisation of those arrangements such that the Company now owns a ten percent (10%) interest in the GET Group.

GET's marketing initiatives primarily concentrated on emerging US opportunities. On 26 September 2001, GET announced a partnership with SSP Solutions, Inc. to provide advanced, hardware-based security infrastructure and user-friendly smart card enrollment to interactive games developed by GET.

On February 4, 2002, Innovative Gaming Corporation of America (Nasdaq: IGCA) agreed to acquire the GET Group. Upon receipt of required shareholder and regulatory approvals, GET was to be merged into a wholly owned subsidiary of IGCA. IGCA would issue common stock equivalent to 49% of IGCA's common stock outstanding at the time the merger was consummated. IGCA proposed to rename the merged entity GET, Inc.

Subsequent to the end of financial year, on August 16, 2002 the Company advised that the intended merger between Innovative Gaming Corporation of America (IGCA) and GET had been terminated. The GET Group continues to pursue opportunities to expand its customer base and service offerings.

Trans Global has announced its intention, subject to shareholder approval, to acquire all the issued capital in the GET Group and intends to change its name to GET Interactive Limited. In the event that shareholders vote in favour of the proposal Trans-Global and GET will become a merged entity and operate as a publicly listed fully integrated technology and gaming company.

VANUATU INTERNET DATA CENTRE LIMITED (VIDC)

Due to the continued uncertainty within the Australian legislative environment in regard to internet gaming, the Company together with the GET Group ("GET") actively pursued international marketing opportunities and jointly exhibited at three international gaming exhibitions and conferences in the second half of 2001.

On November 9, 2001 the Company announced its intention, subject to the approval of shareholders to establish an online data centre in the regulated jurisdiction of Vanuatu. Shareholders subsequently approved the transaction on February 5, 2002.

VIDC is 100% owned by the Company and utilises GET's accredited government validated internet gaming platform and the Company's public exposure to attract the world's first branded virtual casinos. The investment represents an opportunity for the Company to move directly into a project involving internet gaming, in addition to maintaining its investment in the GET Group.

VIDC, incorporated in Vanuatu, provides a turnkey solution for its clients to adapt branded content for internet casinos. This solution includes secure hosting, both physical and virtual, the supply and operation of software that meets the regulatory requirements and the supply of operational infrastructure, including accounting, auditing, customer service, and information technology.

Vanuatu was chosen as the jurisdiction for establishment of VIDC primarily because its regulatory regime embraced the concept of on line gaming and provides a scheme of regulation and licensing within which operators have the necessary certainty to make a financial commitment. This is to be contrasted to the position in more traditional jurisdictions like Australia and the USA, where politics has regulated the on line gaming sector into a quagmire of compromises, uncertainty and frustration.

Importantly, the Vanuatu jurisdiction has established a framework of regulation that, whilst workable, provides a level of probity checks and oversight that is essential to the establishment of a credible industry. This is preferable to the alternative regimes, such as those in the Caribbean and Eastern Europe, where the lack of proper regulation, whilst attractive on the surface to a would-be operator, actually diminishes the overall viability of the long-term prospects for the industry. Ultimately, the customers of on line gaming want to play in an environment that has credibility, and the Vanuatu jurisdiction will provide that credibility through sensible regulation and oversight.

The GET Group's business focus had been to develop world-class secure and robust software for use in gaming, gambling, entertainment and other similar fields. Having largely achieved those goals, the GET Group moved to licence its intellectual property to participants in those areas. From the perspective of the GET Group, the VIDC project is primarily a licensing opportunity that will also raise the profile and reputation of the underlying technology. As an investor in the GET Group, the Company already has an indirect exposure to the VIDC project and will through that investment benefit from royalties and other payments made by VIDC and its customers with respect to their use of the licensed programs.

On January 8,2002 the Company announced that VIDC secured its first online casino client. The online branded casino will feature the name and likeness of the late Sammy Davis, Jr. VIDC will provide hardware, software and technical support for this online venture. The casino operating license for this venture is held by Vintage Vegas Casino Limited, a company that is unrelated to VIDC.

4(B) Business Overview

Vanuatu Internet Data Centre (VIDC) is a company incorporated in Vanuatu whose business purpose is the provision of a turnkey solution for its clients to adapt branded content for the creation of casinos on the internet. In essence, VIDC brings together all the necessary ingredients to allow established brand names to create a regulated casino on the internet in a turnkey manner.

Each casino will be housed in the VIDC built data centre, and will operate on its own servers which are both physically and virtually separate from all other online casinos that operate within the data centre. VIDC was formed to capitalise on an emerging opportunity in the regulated online casino industry in providing a `turnkey solution' for potential brand operators.

VIDC's `turnkey' solution enables operators to go online and focus on promotion and marketing of their individual and unique sites, rather than pursuing technological development where specific expertise and significant financial resourcing is required.

Competitive Advantage

There are several key competitive advantages of VIDC. Some of which include:

     -    the uniqueness of our product and its sustainability,

     -    the company's management team,

     -    the company's business model, and

     - the first mover advantage and significant barriers to entry in the company's industry.

Revenue Model

The company's revenue model is based upon a number of significant revenue streams arising from the creation and operation of each casino that resides on VIDC's services backbone. These streams include but are not limited to:

     - Royalties - In establishing agreements with its client base, VIDC will negotiate an ongoing fixed percentage royalty fee from each casino's operation. Such a royalty will be a percentage of the figure resulting from the amount of total income, less monies paid out to players, less taxation. This will be a continual source of revenue for VIDC.

     - Rental Charges - For each casino physically housed within the centre a monthly rental charge will be applied. This rental charge will be relative to the amount of space required to hold the client's equipment, but charged at a premium due to the specialty nature of the space required (security issues etc.).

     - Service Charges - Service charges include a series of fees for the utilization of VIDC's backbone service structure. The basic set of these service charges will be:

     - Customer Service Charges - Ongoing charge for the use of VIDC's 24-hour customer service centre.

     - Bandwidth Charges - Charges relative to the amount of data flow in use by the casino. In cases where a very small amount of flow is registered, a minimum monthly charge will be applied.

     - Maintenance Charges - Charges for the use of VIDC's information technology officers in the ongoing maintenance of each casino's technical operations.

4(C) Organisational Structure

Vanuatu Internet Data Centre Limited (incorporated in Vanuatu) and Vanuatu Internet Data Centre Limited (incorporated in Malta) are 100% subsidiaries of Trans-Global Interactive Limited as at June 30, 2002.

4(D)  Property, Plants and Equipment

The Company's administrative office space is sub-leased from the GET Group under an agreement dated February 19, 2000. Either party to the agreement has the right to terminate by giving one months notice.

During the year the Board agreed to transfer all of Mincorp NL mining property rights to Compania Minera Fenix, a company incorporated in Chile. Consent was received from the Deputy Commissioner of Taxation for the distribution of Mincorp's assets to shareholders and the affairs of the company were fully wound up on January 8, 2002. Consequently, the Company no longer has any mining interests.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5(A) Operating Results

Revenues

Revenues during 2001 rose significantly. Total revenue in 2001 was $6.24m, of which $3.09m related to Intermedia sales, $3.05m related to the disposal of Intermedia. The only other revenue source during the year ended June 30, 2001 was interest received on cash deposits of $0.22m. Intermedia was acquired in September 2000 and disposed of during the year ended June 30, 2001.

Revenues during 2002 decreased significantly as a result of the sale of Intermedia in the prior year. Total revenue in 2002 was $0.162m and only related to interest on cash deposits.

General Costs, Expenses and abnormal items:

Expenses in 2001 were significantly lower than 2000. The decrease was primarily due to a management decision to concentrate on the Company's core investment and activities and the disposal of Intermedia. Under Australian GAAP, 2001 expenses include the book value of assets sold in relation to Intermedia.

Expenses in 2002 were significantly lower than 2001. General and administrative expenses increased and are directly attributable to the creation of Vanuatu Internet Data Centre. Following the sale of Intermedia the main operation of the Company was VIDC.

5(B)     Liquidity and Capital Resources

During the 2001 fiscal year, the Company issued no shares and issued the following options:

i)   21 July 2000    2,000,000 options issued       @A$0.50         A$100,000


The number of shares and options, shown above and their respective unit prices, have been restated to reflect the 1:10 share consolidation on June 28, 2001.

These funds were used for working capital purposes.

During the 2002 fiscal year, the Company issued no shares or options.

Investing activities consisted mainly of $270,000 paid for plant and equipment for the infrastructure of VIDC.

Further funding will be required to finance the exploitation of investments in the Internet Casino and Online Gaming technology industry, both short and long term, may be sourced from the following possible financial sectors:

1.   New share capital issuances.

2. Funds received upon the exercise of any options that may be issued from time to time to purchase shares in the Company, such exercise being largely dependent upon the quoted price of the Company's Fully Paid Shares.

3.   Loans from financial institutions.

4.   Loans from related companies.

There can be no assurance that the above mentioned sources of finance will be available to the Company.

5(C) Research and Development , patents and licences etc.

N/A

5(D) Trend Information

Management are not aware of any significant trends in TGL's operations either during the three financial years ended June 30 2002, or subsequent. During the preceding three years the uncertainty in Australia surrounding online gaming and gambling has resulted in a reassessment of the Company's strategy and direction. In 2003 the Company intends to focus on its investment in GET and VIDC as set out on pages 5 to 9.

5(E) New US Accounting Pronouncements

In June 2001 the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Intangible Assets." Statement No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement No. 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement No. 142 will also require recognized intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with Statement No. 142 until its life is determined to no longer be indefinite.

The provisions of Statement No. 141 are applicable to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later. The Group is required to adopt the provisions of Statement No. 142 on July 1, 2002. Retroactive application of Statements No. 141 and No. 142 is not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized until June 30, 2002.

The Group does not expect the adoption of SFAS No. 141 to have a material impact on its consolidated financial statements under US GAAP. The Group implemented SFAS No. 142 on July 1, 2002. In accordance with SFAS No. 142, the Group will be required to complete the first step of the transitional goodwill impairment test by December 31, 2002. The Group has determined that the adoption of SFAS No. 142 will have no impact on its consolidated financial statements. Under this statement, goodwill will no longer be amortized in the statement of financial performance. The amount of amortization of goodwill during the current year in accordance with US GAAP was nil million (2001 - nil million; 2000 - nil million).

In June 2001 the FASB issued Statement No. 143, "Accounting for Asset
Retirement Obligations". Statement No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement No. 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit adjusted risk free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for the Group as of July 1, 2002. The adoption of SFAS No. 143 did not have a material impact on the Group's consolidated results or financial position under US GAAP.

In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long lived assets and will supersede (a) SFAS No. 121 with respect to the accounting for the impairment or disposal of long lived assets and (b) Accounting Principles Board Opinion No. 30 (Opinion 30) for the disposal of a segment of a business. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognize an impairment loss if the carrying amount of a long lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset.

SFAS No. 144 also requires that a long lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin off be considered held and used until the asset is disposed of, exchanged or distributed.

SFAS No. 144 retains the basic provisions of Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for Financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur.

The Group implemented SFAS No. 144 on July 1, 2002. This statement did not have a material impact on the Group's consolidated results or financial position on the date of adoption.

In April 2002 the FASB issued SFAS No. 145, ""Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result of the rescission of SFAS No. 4, a loss on extinguishment of debt will no longer be presented as an extraordinary item upon the adoption of SFAS No. 145, which is effective for the Group in the Fiscal year beginning July 1, 2002.

In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. SFAS No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of SFAS No. 144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. Because the provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002, the effect of adopting this statement cannot be determined.

5(F) Critical Accounting Policies

Our critical accounting policies are those that we believe are most important to the portrayal of our financial condition and results, and that require management's most difficult, subjective or complex judgements. In many cases, the accounting treatment of a particular transaction of our judgement is specifically dictated by generally accepted accounting principles with no need for the application of our judgement. In certain circumstances, however, the preparation of consolidated financial statements in conformity with generally accepted accounting principles requires us to use our judgement to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. We believe the policies described below are our critical accounting policies.

Valuation of investments

Investments that are listed investments are carried at fair value, being net market value. Changes in net market value are recognised in the statement of financial performance for the period.

All other investments are carried at the lower of cost and recoverable amount. The carrying amounts of non-current assets are reviewed at each reporting period to determine whether they are in excess of their recoverable amount. In assessing the recoverable amount of investments consideration is given to expected future cash flows and other third party evidence such as share transactions in the investment entity.

Valuation of investment in GET

In assessing the valuation of the company's 10% equity interest in GET management considered several sources of relevant information including, forecasts and projections for the GET operations; the value of contracts recently obtained by GET and the risk associated with GET's business strategy.

After considering all available information, management considered that the valuations shown in the Company's financial report were appropriate and represent a prudent valuation of the Company's investment.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6(A) Directors and Senior Management
The directors and executive officers of the Company, their positions with the Company, and their ages as of November 30, 2002 are as follows:

Name                                         Position                  Age

Bryan John Frost                             Chairman                  62
Tibor Vertes                          Chief Executive Officer          53
Richard Revelins                             Director                  40
Steven Fornasaro                             Director                  36
Gregory Hrncir                               Director                  35
(Appointed 29 November, 2002)

The Company Secretary is as follows:

Steven Fornasaro                        Company Secretary              36

The principal business experience and principal occupation and employment of the directors and executive officers of the Company are as follows:



  Name of Director                                Qualifications, Experience &                              Interest In Share &
                                                  Special Responsibilities                                       Options

BRYAN JOHN FROST                 Mr Frost was a partner  of a  Melbourne  based  stockbroking  firm until   53,000 shares
                                 1973, where he specialised in advising  international  investors,  banks   2,203,160
                                 and investment funds on Australian  arbitrage and investments.  Over the   options
                                 past 30 years he has been  involved in a number of public  companies  as an executive  director and major  shareholder  and  possesses  extensive experience in financial engineering and management.

                                 Mr Frost was first a Director of the Company from 1993 to 1999 and is currently Executive
                                 Chairman of Yamarna Goldfields Limited, Prima
                                 Biomed Limited, Select-tel Limited, Online
                                 Trading Systems Limited, First Au Strategies
                                 Corp. (Vancouver), Peregrine Corporate Limited,
                                 Peregrine Strategic Limited, Peregrine
                                 Securities NL.

                                 Investor relations and Capital Markets


TIBOR VERTES                     Mr Vertes is a founder of and serves as the Chief Executive Officer of     3,125,000 shares
                                 the GET Group of companies. Mr Vertes has extensive experience in the      600,660 options
                                 Telecommunication and Financial Services Industry as the operational
                                 Director and Chairman of a number of corporations. Mr Vertes has experience both as a business lawyer and international business consultant previously having worked in Hong Kong and the USA. Mr Vertes is the former senior partner of a Melbourne legal firm.

                                 Member of the audit committee.





RICHARD REVELINS                  Mr Revelins has held senior  executive  positions  in merchant  banking   53,000 share
                                  and  stockbroking  firms  and has  acted as an  advisor  to a number of   2,098,940
                                  public   companies   in  such   matters  as   takeovers,   mergers  and   options
                                  acquisitions,   sale  of  businesses,  debt  and  equity  raisings  and
                                  strategic financial advice.

                                  Currently a Director of Prima Biomed Limited,
                                  Yamarna Goldfields Limited, Integra Medical
                                  Imaging Limited, Select-tel Limited, Peregrine
                                  Corporate Limited, Peregrine Strategic Ltd,
                                  Peregrine Securities NL and First AU
                                  Strategies Corp (Vancouver).


GREGORY L. HRNCIR                 Mr.  Gregory L.  Hrncir  joined the Board of  Directors  to enhance the
                                  Company's   international  capital  raising  ability,   development  of
                                  business  opportunities  and  strengthen the  relationship  between the
                                  Company and GET USA Inc ("GET"),  a US corporation of which the Company is a shareholder.  Mr. Hrncir has served as Chief Operating Officer and
                                  General Counsel of eRoomSystem  Technologies,  Inc., a leading provider
                                  of    proprietary    software    and     hardware products    to    the
                                  hotel industry, since  1999.  Previously,  Mr. Hrncir held the position of General  Counsel  and  Secretary  of PayStation  America,  Inc.,  an
                                  e-commerce  entity that provided a proprietary  automated  bill payment solution in the  United  States  prior to its  sale. Mr. Hrncir  worked in private practice in Los Angeles,  California,  for a number of years specializing in corporate and securities  matters,  and has represented
                                  GET  since 1996.  Mr. Hrncir  received  his  Bachelor  of Science  from
                                  Arizona  State  University  and his  Juris  Doctor  from  Whittier  Law
                                  School.  Mr.  Hrncir is a member of the  Arizona and  California  State bar associations.

STEVEN FORNASARO                  Mr Fornasaro is a Member of Institute of Chartered Accountants in         50,000 options
                                  Australia and has worked in public practice for 19 years. Currently  a partner at William Buck.
                                  Mr Fornasaro specialises in secretarial and
                                  finance issues relating to publicly listed
                                  companies. He also has extensive experience
                                  regarding capital raising for public share
                                  offers and mezzanine funding.

                                  Member of the audit committee.




6(B) Compensation


                                                   2002                 2001
                                                      $                    $

DIRECTORS' REMUNERATION

Income paid or payable, or
otherwise made available, in
respect of the financial year,
to all directors of each
entity in the economic entity,
directly or indirectly by the
entities of which they are
directors of any related party                   271,250            275,573
                                           ================== =================

The number of Directors of the
Company whose income from the
Company or any related party
falls within the following bands:
$0             to      $9,999                     1                      1
$60,000     to         $69,999                    1                      1
$90,000        to      $99,999                    1                      1
$   120,000    to      $129,999                   1                      1


REMUNERATION  OF EXECUTIVES

Total income in respect of the
financial year received, or
due and receivable, from the
Company, entities in the
consolidated entity or related
parties by executive officers
of the Company and of controlled
entities whose income is
$100,000 or more                                 120,000            120,000
                                           ================== =================


The number of Australian based
executive officers of the Company
and of controlled entities, whose
remuneration from the Company or
related parties, and from entities
in the consolidated entity, falls
within the following bands:
$120,000   to  $129,999                          1                      1

6(C) Board Practices

Role of the Board

The Board of Directors of Trans-Global Interactive Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Trans-Global Interactive Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. The Board's primary role is the protection and enhancement of long-term shareholder value.

Composition of the Board

The Board should comprise of at least 3 Directors.

Directors appointed by the Board are subject to election by shareholders at the following annual general meeting and thereafter Directors are subject to re-election at least every three years. The Board meets at least four times each year and at such times as necessary to address specific matters that may arise.

Audit Committee

The role of the Audit Committee is documented in a Charter which is approved by the Board of Directors. In accordance with this charter, at least 50% of members shall be non-executive Directors and a quorum will be two, with at least one of the two being a non-executive Director. The Chairman of the Audit Committee may not be the Chairman of the Board of Directors. The role of the Audit Committee is to advise on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the consolidated entity.

It also gives the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report.

The members of the audit committee during the year were:

Tibor Vertes
Steven Fornasaro

The external auditors, KPMG, are invited to attend Audit Committee meetings at the discretion of the Committee. The Committee met twice during the year.

The responsibilities of the Audit Committee include:

     - reviewing the financial report and other financial information distributed externally

     - reviewing any new accounting policies to ensure compliance with Australian Accounting Standards and generally accepted accounting principles

     - reviewing external audit reports to ensure that where major deficiencies or breakdowns in controls or procedures have been identified appropriate and prompt remedial action is taken by management

     - considering whether non-audit services provided by the external auditor are consistent with maintaining the external auditor's independence

     - review the nomination and performance of the auditor. The external auditors were appointed on September 30, 1999.

     - liaising with the external auditors and ensuring that the annual and half-yearly statutory audits are conducted in an effective manner

     - monitoring the establishment of an appropriate internal control framework and considering enhancements

     -    monitoring the establishment of appropriate ethical standards

     - monitoring the procedures in place to ensure compliance with the Corporation Act 2001, Stock Exchange Listing Rules and NASDAQ listing rules and all other regulatory requirements

     - assessing any matters outstanding with auditors, frauds and thefts from the Company

     -    improving the quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and intends to meet with them during future years as follows:

Audit planning

     -    to discuss the external audit plan

     -    to discuss any significant issues that may be foreseen

     - to discuss the impact of any proposed changes in accounting policies on the financial statements o to review the fees proposed for the audit work to be performed.

Prior to announcement of results

     - to review the pro forma half yearly and pro forma preliminary final report prior to lodgment of those documents with the ASX, and any significant adjustments required as a result of the audit

     - to make the necessary recommendation to the Board for the approval of these documents

     -    to review the 20F document lodged with NASDAQ.

Half-year and annual reporting

     - to review the results and findings of the auditor, the adequacy of accounting and financial controls, and to monitor the implementation of any recommendations made

     - to review the draft financial report and the audit report and to make the necessary recommendation to the Board for the approval for the financial report.

As required

To organise, review and report on any special reviews or investigations deemed necessary by the Board.

The external auditor met with the Audit Committee twice during the year. The Audit Committee intends for the 2003 financial reporting period to have the external auditor meet at least three times with the Audit Committee. The external auditor will also be provided with the opportunity, at their request, to meet with the Board of Directors without management being present.

The Audit Committee also conducts an annual review of its processes to ensure that it has carried out its functions in an effective manner. The Audit Committee charter is available to members on request.

Board Responsibilities

As the Board acts on behalf of the shareholders and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations.

Board responsibilities are divided to reflect the various interests of the Company. Mr Tibor Vertes is responsible for the financial control of the Company and administration, development and liaison with the GET Group and all activities related to the Company's online gaming and entertainment assets.

Mr Bryan J Frost is chairperson and has responsibility for investor relations and capital markets.

The Board acknowledges that it is responsible for the overall internal control framework but recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies, and guidelines, division of responsibility, a program of internal audit and the careful selection and training of qualified personnel.

6(D)  Employees

At June 30 2002, TGL has no employees. Services are provided to TGL, in Australia, under a contracting agreement.

6(E) Share ownership

See Item 6(B) for details of shareholdings of Directors of TGL.


ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
20 Largest Shareholders (As at August 30 2002):


                                                                                 Number of fully paid         Percentage
                                                                                  ordinary shares           Issued Capital

1.          Mr. Tibor Vertes (Vertes Family A/C)                                       3,125,000                20.65
2.          Tara Pines Pty Ltd                                                         1,300,000                 8.59
3.          Merrill Lynch (Australia) Nominees Pty Ltd                                   777,823                 5.14
4.          ANZ Nominees Limited                                                         446,361                 2.95
5.          Ronay Investments Pty Ltd                                                    300,587                 1.99
6.          Ronay Investments Pty Limited                                                221,462                 1.46
7.          HSBC Custody Nominees (Australia) Limited                                    172,763                 1.14
8.          Mr. Darren John Wise                                                         170,000                 1.12
9.          National Nominees Limited                                                    144,987                 0.96
10.         RBC Global Services Australia Nominees Pty Ltd                               115,743                 0.76
11.         Dunray Nominees Pty Ltd                                                      115,000                 0.76
12.         Mr. Richard Hoskins & Mrs. Gail Hoskins                                      100,000                 0.66
13.         Muncorp Pty Ltd                                                              100,000                 0.66
14.         Ms. Kathryn Rosenberg                                                        100,000                 0.66
15.         Westpac Custodian Nominees                                                    96,046                 0.63
16.         Mr. Dean Barnsley Fraser                                                      95,000                 0.63
17.         Pale Super Pty Ltd                                                            83,300                 0.55
18.         Mr. Adam Garrigan                                                             80,000                 0.53
19.         Mrs. Jane Lennon                                                              80,000                 0.53
20.         Stanhope Accounting Services Pty Ltd                                          69,500                 0.46
                                                                               ------------------     ----------------


                                                                                       7,693,572                50.83
                                                                               ==================     ================



7(B) Related Party Transactions

Transactions with Director-Related Entities

     - In July 1999, TGL advanced the GET Group $300,000 in consideration of part payment on account of development, integration and royalty of GET's `back end' system for utilisation and future operation by Starbreak Entertainment Network, Inc.

          During the course of the year it became evident that Starbreak's Celebweb project was not progressing in line with expectations and would require significant additional capital. The board had already considered and approved a proposal to make a financial commitment to the Vanuatu Internet Data Centre ("VIDC") and as such no further financial commitment was warranted with respect to Starbreak.

          The Board resolved (Mr Vertes abstaining) to pursue GET and request repayment of monies advanced on the basis that milestones were not achieved and accordingly monies should be repaid. Mr Vertes, on behalf of GET, agreed to the immediate repayment of these amounts which occurred on June 27, 2002 and the dissolution of the Starbreak venture.

     - On May 22, 2001, the Directors agreed to establish a US presence in Las Vegas in anticipation of internet gambling legislation being passed in the Nevada Senate.

          An initial budget of US$300,000 was directed towards the following overheads;

               -    Marketing personnel (circa US$150,000)

               -    IT personnel (circa US$80,000)

               -    Rental premises (US$70,000)

          It was envisaged that the venture would primarily explore opportunities within the internet gambling industry in the US with the intention of increasing value in its investment in the GET Group.

          During the 2001/2002 financial year, Vanuatu Internet Data Centre representatives explored marketing opportunities with land based casinos in Las Vegas. Approximately A$438,420 was incurred in establishing a presence in the US. These costs related to promoting the GET software technology with the aim of attracting clients to VIDC and utilising the proprietary GET software.

          In January 2002, the GET Group announced its intentions to be acquired by Innovative Gaming Corporation of America (IGCA), a Nevada based company listed on NASDAQ. As IGCA already had significant operations established in the US it became clear to the Board that TGL's earlier decision to establish a VIDC presence in the US was no longer necessary.

          As a result, the GET Group through Mr Vertes offered to repay the sum of A$438,420 representing marketing costs incurred to date on the basis that it is more commercially sensible for GET to pursue these initiatives through IGCA. The board considered this offer and resolved to accept the amount (Mr Vertes abstaining). Payment occurred on June 25, 2002.

     - In January 2002 the Company paid GET A$25,000 in the ordinary course of business for consulting services in relation to VIDC. GET is a company controlled by Tibor Vertes, a Director of the Company.

     - In the normal course of business accounting services were provided by William Buck of which Mr Fornasaro is a partner. These services totalled A$1,250 (2001: A$5,573) during the year under review.

     - The Company's administrative office space is subleased from the GET Group under an agreement dated February 19, 2000. Either party has the right to terminate the agreement by giving one months notice. The amount paid under the agreement in 2002 was A$42,060 (2001 A$42,060) (2000 A$21,030).

7(C)

N/A

ITEM 8  Financial Information

a)        Financial Statements

          The following statements are filed as part of this Annual Report and appear on the indicated pages:


         Contents                                                                                                         Page

         Report of Independent Auditors - 2002, 2001 and 2000                                                               F 3

         Consolidated Statements of Financial Performance for the years ended June 30, 2000, 2001 & 2002                    F 4

         Consolidated Statements of Financial Position as at June 30, 2001 and 2002                                         F 5

         Consolidated Statement of Shareholders' Equity for the years June 30, 2000, 2001 & 2002                            F 7

         Consolidated Statement of Cash Flows for the years ended June 30, 2000, 2001 & 2002                                F 8

         Notes to Financial Statements                                                                                      F 9

         Refer to Item 17 for further financial information.


ITEM 9  THE OFFER AND LISTING

9(A)4  Offer and listing details

a)       AUSTRALIA

The Company currently has one class of publicly traded securities: Ordinary Fully Paid Shares.

Set forth below are the high and low sales prices of the Company's Fully Paid Shares (expressed in Australian dollars) for:

     - the five most recent full financial years: the annual high and low market prices;

     - for the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

     - for the most recent six months: the high and low market prices for each month; as quoted by the Australian Stock Exchange Limited ("ASX").

--------------------------------------------------------------------------------


   Fully Paid Shares                  High (A$)              Low (A$)
   1998 - Annual                      0.35                   0.06

   1999 - Annual                      4.25                   0.10

   2000 - Annual                      3.35                   0.35

   2001
   First Quarter                      0.33                   0.25
   Second Quarter                     0.53                   0.17
   Third Quarter                      0.30                   0.12
   Fourth Quarter                     0.35                   0.12

   2002
   First Quarter                      0.335                  0.24
   Second Quarter                     0.34                   0.15
   Third Quarter                      0.16                   0.125

   June 2002                          0.22                   0.15
   July 2002                          0.16                   0.13
   August 2002                        0.14                   0.13
   September 2002                     0.15                   0.125
   October 2002                       0.14                   0.125


At June 30, 2002, the rate of exchange between Australian dollars and United States dollars was A$1.00 = US$0.5637.

b)       UNITED STATES

The Company's Fully Paid Shares have also been trading in the over-the-counter market in the United States since January 1980 in the form of American Depositary Receipts (ADRs) issued against such shares, on a 100:1 basis, and have been quoted on the National Association of Securities Dealers Automated Quotation system (NASDAQ) since January 30, 1981.

The high and low bid quotations of the ADRs (expressed in U.S. dollars) for each calendar quarter commencing January 1, 2002 through November 30, 2002 are as follows:

      Fully Paid Shares             High (US$)            Low (US$)
      1998 - Annual                 1.50                  0.12

      1999 - Annual                 3.00                  0.12

      2000 - Annual                 2.87                  0.12

      2001
      First Quarter                 0.18                  0.12
      Second Quarter                0.17                  0.12
      Third Quarter                 0.25                  0.06
      Fourth Quarter                0.23                  0.08

      2002
      First Quarter                 0.41                  0.12
      Second Quarter                30.60                 0.38
      Third Quarter                 8.06                  6.20

      June 2002                     10.30                 6.00
      July 2002                     8.06                  8.05
      August 2002                   8.05                  6.80
      September 2002                6.80                  6.20
      October 2002                  7.99                  6.20


--------------------------------------------------------------------------------

The foregoing quotations have been obtained by the Company from NASDAQ. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

As of June 30, 2002 the number of record holders of Fully Paid Shares was approximately 5,079, based on the records of Computershare Registry Services, the Company's transfer agent.

The Company has been advised by its depository, The Bank of New York, that as of July 31, 2002, there were approximately 1,466 reconstructed ADRs (each representing 100 Fully Paid Shares) outstanding and 4 record holders of ADRs.

The Company has never paid dividends to its stockholders and does not anticipate the payment of dividends to its stockholders in the foreseeable future.

9(C) Markets

The Company is listed on the Australian Stock Exchange, under symbol "TGL". The Company is listed on the National Association of Securities Dealers Automated Quotations ("NASDAQ") in the USA, symbol "TGBR".

ITEM 10  Additional Information

10(A)  Share Capital

N/A

10(B) Memorandum and articles of association

Constitution

The following provides information on the material provisions of the Company's constitution.

General Meetings

The Company shall hold a meeting at least once at some time between 1 July and 30 November of each year. That meeting shall be an Annual General Meeting.

Any director of the Company may call a general meeting of the Company. Shareholders, holding at least 5% of the votes entitled to be cast in a general meeting, may request a director to call a general meeting. Such a request must be in writing and the directors must then call the meeting within 21 days of the request being made.

The quorum for a meeting of the Company shall be two members or such other member as the Directors may from time to time determine, provided however that such a determination is made prior to holding of the meeting and notice of such determination is included in the notice of the meeting given to members.

Alteration of Capital

The Company may from time to time by resolution:

     - Increase the number of shares issued by such sum divided into shares of such amount and such class as the resolution shall prescribe; and

     - Consolidate or divide all or any of its share capital into shares of larger or smaller amounts than existing shares

Power of Directors

The affairs of the Company shall be managed by the Directors. The Directors may exercise all of the powers of the Company in respect of the borrowing of money and securing the repayment of borrowed money and any related matter whether such power derives from the Company's Constitution or any other source.

Foreign Takeovers

The Australian Corporations Act;

     (a) provides a code that regulates "takeovers" (change in control) of Australian companies that applies, in general, where a shareholder becomes entitled to 20% or more of the issued shares of a company; and

     (b) provides for disclosure of share ownership once a person and his or her associates become entitled 5% or more of the issued shares in a company.

The Foreign Acquisition and Takeovers Act (Cth) regulates the acquisition of interests in Australian companies by foreign nationals in excess of 15% of the issued shares of a company. There are no conditions imposed under the Constitution governing changes in capital that are more stringent than required by Australian company law.

Dividends

The Directors may from time to time declare such dividends as they may think fit and may fix the time for payment and the method of payment of dividends. The dividend may only be paid out of profits of the Company.

10(C) Material contracts

N/A

10(D)  Exchange Controls

Prior to August 1986, investments in Australian Securities were controlled by the Foreign Investment Review Board (FIRB) regulations. Presently however, unless a non-resident acquires securities in an Australian Corporation that would result in, increase or alter the ownership of a substantial interest in a corporation (substantial interest being defined in Section 26 of the Foreign Takeovers Act as a holding of 15% or more of the issued shares or voting power of a company either alone or together with associates), no examination of the transaction is necessary.

In the event of the Company declaring a dividend in the future, no restrictions currently exist under Australian law as to the remittance of dividends by the Company to non-resident shareholders (subject to withholding tax provisions where applicable - see ITEM 7, Taxation). In addition, there are no limitations on the right of non-residents or foreign owners to hold or vote securities imposed by Australian law or by the Company's Constitution (i.e., the Company's charter) or other constituent documents of the Company.

10(E) Taxation

An imputation system applies for the taxation of companies resident in Australia and Australian resident shareholders to prevent the double taxation of certain dividends.

Under the imputation system, Australian companies pay corporate tax in the usual manner and a tax credit is given to the resident shareholders of the company for an appropriate portion of the corporate level of tax borne by the company. A company paying a dividend calculates the extent to which the corporate tax payments are imputed to a particular dividend and maintains a franking account for that purpose. A franked dividend is one that has at least some corporate tax attributed to it. Dividends, or part dividends, paid from profits which have not borne company tax do not carry franking credits and remain fully taxable to the shareholders. These dividends are referred to as unfranked dividends.

Dividends paid by the Company which are fully franked for Australian tax purposes will not be subject to Australian withholding tax when paid to United States resident shareholders. The dividend will be franked if the Company has paid Australian tax on the profits to which the dividend relates, and has declared the dividend to be franked.

Unfranked dividends, or the unfranked portion of dividends, will be subject to Australian withholding tax on the unfranked amount of the dividend. Australian dividend withholding tax is generally 30 per cent of the unfranked part of the dividend. However, under the terms of the double tax treaty between Australia and the United States the withholding tax rate is limited to 15 per cent for dividends paid to United States residents. However, the reduced rate of withholding tax does not apply where the dividend is effectively connected with the permanent establishment or fixed base in Australia of the non-resident.

Where Australian withholding tax is payable, this will be deducted at source by the Company.

United States resident shareholders will not be required to include the dividends in their assessable income for Australian tax purposes.

10(H) Documents on display

Company statutory documents are available for inspection at:

Suite 502
6 Help Street
Chatswood
New South Wales
Australia 2067

10(I) Subsidiary information

N/A

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, in the normal course of business is exposed to market risk through changes in interest rates with respect to its cash deposits. As at June 30 2002 the company had cash deposits of $2,433,847 (2001: $3,575,787). A significant decrease in interest rates would reduce the interest revenue earned on these deposits.

The Company, in the normal course of business is not exposed to material market risk through changes in foreign currency rates, particularly the United States Dollar and the Australian Dollar.


ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITIES

N/A


                                     PART II


ITEM 13 DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

N/A

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

N/A

ITEM 15

N/A

ITEM 16

N/A


PART III

ITEM 17  FINANCIAL STATEMENTS

Refer attached

ITEM 18 FINANCIAL STATEMENTS

N/A


Item 19 : FINANCIAL STATEMENTS AND EXHIBITS

Signatures:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this registration statement annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

TRANS-GLOBAL INTERACTIVE LIMITED


--------------------------------
Signature


--------------------------------
Signature                                                  Date:     23/12/02



CERTIFICATIONS

I, Tibor Vertes, certify that:

1. I have reviewed this annual report on Form 20-F of Trans-Global Interactive Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;



      Date: December 23, 2002


             ---------------------------------------------------
             Chief Executive Officer and Chief Financial Officer

                                  Certification
            Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
              (Subsections (a) and (b) of Section 1350, Chapter 63
                        of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Trans-Global Interactive Limited, an Australian corporation (the "Company"), hereby certifies [to such officer's knowledge,] that:

The annual Report on Form 20-F for the year ended June 30, 2002 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


      Dated: December 23, 2002


                   ----------------------------------------------------------
                   Name: Tibor Vertes
                   Title: Chief Executive Officer and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

                        TRANS-GLOBAL INTERACTIVE LIMITED

                                  30 June 2002

                                    CONTENTS


F-3                Independent Auditors Report - 30 June 2002, 30 June 2001 and
                   30 June 2000
F4                 Consolidated Statements of Financial Performance
F5-F6              Consolidated Statements of Financial Position
F7                 Statement of Shareholders Equity
F8                 Consolidated Statements of Cash Flows
F9-F22             Notes to Financial Statements

                          Independent Auditors' Report



The Board of Directors and Shareholders
Trans-Global Interactive Limited


We have audited the accompanying consolidated statements of financial position of Trans-Global Interactive Limited and subsidiaries as of June 30, 2002 and 2001 and the related consolidated statements of financial performance, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 2002, all expressed in Australian dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trans-Global Interactive Limited and subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2002, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary is certain respects from accounting principles generally accepted in the United States of America. An explanation of the significant differences between the two sets of principles as they relate to the Company is presented in Note 2 of the consolidated financial statements. The application of generally accepted accounting principles in the United States of America would have affected the determination of net income
(loss) for each of the years in the three-year period ended June 30, 2002, and the determination of shareholders' equity at June 30, 2002 and 2001 to the extent summarised in Note 2 of the consolidated financial statements.





KPMG




Sydney, Australia
27 September 2002

           CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE (AUSTRALIAN DOLLARS) YEAR ENDED JUNE 30 2002, 2001 and 2000



                                                                     Note       2002                   2001                   2000
OPERATING REVENUE                                                                 A$                     A$                     A$

Interest Income                                                               112,691               221,000                101,423
Revenue from rendering of services                                                  -             3,092,329              3,864,520
Gross proceeds on disposal of non-current asset                                50,130                57,345                      -
Gross proceeds on disposal of Intermedia   Interactive Software Inc.                -             3,054,080                      -
----------------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                                 162,821             6,424,754              3,965,943

OPERATING EXPENSES

US software development expenses                                                    -             3,217,369              4,023,230
Net Book Value of non-current assets sold                                      43,057             2,320,148                      -
Goodwill written off                                                                -                     -              2,426,611
Goodwill Amortisation                                                               -                     -                201,627
Loss on disposal of plant and equipment                                             -                     -                 41,562
Depreciation & Amortisation                                                    23,520               140,714                 83,915
Exploration expenses written off                                                    -                     -              3,668,484
Directors' Compensation                                                       270,000               275,573                641,987
General & Administrative Expenses                                             669,184               398,616              1,249,235
Writedown of Investments                                                            -                34,751                332,277
Provision against carrying value of NCA                                       418,183                     -              2,875,000
Loss on deconsolidation of First Au Strategies                                      -                     -                115,343
----------------------------------------------------------------------------------------------------------------------------------
                                                                            1,423,944             6,387,171             15,659,271
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE RELATED INCOME TAX
EXPENSE                                                                    (1,586,765)               37,583            (11,693,328)
Income Tax Expense                                                     4            -                     -                      -
                                                                           -------------------------------------------------------
PROFIT FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX EXPENSE
AND NET PROFIT ATTRIBUTABLE TO MEMBERS OF TRANS-GLOABAL INTERACTIVE        (1,586,765)               37,583            (11,693,328)
----------------------------------------------------------------------------------------------------------------------------------

NON-OWNER TRANSACTION CHANGES IN EQUITY
Net exchange difference on translation of financial statements of
self-sustaining foreign operations                                                  -                     -                (67,993)
Movement in foreign currency translation reserve as a result of
the disposal of a controlled entity                                                 -                67,993                (84,858)
                                                                           -------------------------------------------------------
Total revenue, expenses, and valuation adjustments recognised
directly in equity                                                                  -                67,993               (152,851)
                                                                           -------------------------------------------------------
TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS
ATTRIBUTABLE TO THE MEMBERS OF TRANS-GLOBAL INTERACTIVE LIMITED            (1,586,765)              105,576            (11,846,179)
                                                                           -------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                              15,141,788            12,016,781             10,819,750

BASIC NET INCOME/(LOSS) PER SHARE                                            (A$0.105)              A$0.008                (A$1.08)
----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (AUSTRALIAN DOLLARS) YEAR ENDED JUNE 30 2002 and 2001


                                                                                                      2002               2001
                                                                             Note                       A$                 A$

----------------------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash at Bank                                                                                      2,433,847           3,575,787
Other Debtors                                                                                        17,333                   -
Prepayments & Deposits                                                                                    -             310,000
Investments                                                                                          29,943             100,000
Other                                                                                                16,652                   -

---------------------------------------------------------------------- ------------------ ------------------- ------------------

TOTAL CURRENT ASSETS                                                                              2,497,775           3,985,787

---------------------------------------------------------------------- ------------------ ------------------- ------------------

NON-CURRENT ASSETS
Investments                                                                    6                  1,400,023           1,818,206

---------------------------------------------------------------------- ------------------ ------------------- ------------------

Plant & Equipment at Cost                                                                           319,091               9,047
Accumulated Depreciation                                                                            (23,520)             (5,309)

---------------------------------------------------------------------- ------------------ ------------------- ------------------

Plant & Equipment, net                                                                              295,571               3,738

---------------------------------------------------------------------- ------------------ ------------------- ------------------

TOTAL NON-CURRENT ASSETS                                                                          1,695,594           1,821,944

---------------------------------------------------------------------- ------------------ ------------------- ------------------

TOTAL ASSETS                                                                                      4,193,369           5,807,731



The accompanying notes form part of these financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (AUSTRALIAN DOLLARS) YEAR ENDED JUNE 30 2002 and 2001


                                                                                                        2002                2001
                                                                              Note                        A$                  A$

---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES &
SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts payable                                                               3                      45,769             73,366

---------------------------------------------------------------------- ------------------- ------------------ -------------------

TOTAL LIABILITIES                                                                                     45,769             73,366

---------------------------------------------------------------------- ------------------- ------------------ -------------------

SHAREHOLDERS' EQUITY

Capital:
Issued Share Capital - Fully Paid                                              5                  13,090,478         13,090,478




Reserves:
Capital Reserve                                                                                            -            515,805
Foreign Currency Translation Reserve                                                                       -                  -

---------------------------------------------------------------------------------------------------------------------------------

                                                                                                           -            515,805


Accumulated Losses                                                                                (8,942,878)        (7,871,918)

---------------------------------------------------------------------- ------------------- ------------------ -------------------

Total Shareholders' Equity Attributable To Members Of Trans-Global
Interactive Limited                                                                                4,147,600          5,734,365

----------------------------------------------------------------------------------------- ------------------ -------------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                                                               4,193,369          5,807,731

----------------------------------------------------------------------------------------- ------------------ -------------------



The accompanying notes form part of these financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED JUNE 30 2000, 2001 AND 2002 (AUD)

                                                   Issued                               Foreign
                                                  Capital   Discount    Capital     Currency     Total Accum    Outside      Share
                                               Fully Paid         On   Reserves    Trans Res          Losses     Equity    Holders'
                                 Number #   Shares Amount  Shares A$         A$           A$              A$   Interest    Equity
                                                       A$                                                          A$           A$
========================= ================ =============== ========= =========== ============ =============== ========== ==========
------------------------- ---------------- --------------- --------- ----------- ------------ --------------- ---------- ----------
Balance At June 30, 1999    107,377,322       48,626,409         -      515,804      84,858     (40,134,079)   (401,168)  8,691,824
------------------------- ---------------- --------------- --------- ----------- ------------ --------------- ---------- ----------

Adjustment                        2,420                -         -            1           -               -           -        -

Exercise of Options             300,000           60,000         -            -           -               -           -        -

Issue of shares              17,000,000        3,196,975         -            -           -               -           -        -

Exercise of Options           1,000,000          200,000         -            -           -               -           -        -

Issue of shares              10,000,000        1,800,000         -            -           -               -           -        -

Exercise of Options             900,000          180,000         -            -           -               -           -        -

Issue of shares              12,000,000        2,280,000         -            -           -               -           -        -

Exercise of Options           1,000,000          200,000         -            -           -               -           -        -

Exercise of Options             125,000           25,000         -            -           -               -           -        -

Exercise of Options           1,000,000          200,000         -            -           -               -           -        -

Exercise of Options             700,000          140,000         -            -           -               -           -        -

Foreign Currency                      -                -         -            -     (67,993)              -           -        -
Translation

Deconsolidation of First              -                -         -            -     (84,858)              -     401,168        -
Au Strategies

Net loss for year ended
June 30, 2000                                                                                   (11,693,328)
------------------------- ---------------- --------------- --------- ----------- ------------ --------------- ---------- ----------
Balance At June 30, 2000    151,404,742       56,908,384         -      515,805     (67,993)    (51,827,407)          -   5,528,789
------------------------- ---------------- --------------- --------- ----------- ------------ --------------- ---------- ----------

Options issued                        -          100,000         -            -           -               -           -        -

Share Capital Written Off             -      (43,917,906)        -            -           -      43,917,906           -        -
1:10 Consolidation          (136,264,268)              -          -           -           -               -           -        -

Adjustment                          1,314              -          -           -           -               -           -        -

Sale of Interemedia                     -              -          -           -      67,993               -           -        -

Net income for year ended
June 30, 2001                           -              -          -           -           -          37,583           -        -

------------------------- ---------------- --------------- --------- ----------- ------------ --------------- ---------- ----------
Balance At June 30, 2001
                               15,141,788      13,090,478         -     515,805            -     (7,871,918)          -   5,734,365
------------------------- ---------------- --------------- --------- ----------- ------------ --------------- ---------- ----------
Transfer of Reserves                    -               -             (515,805)           -      515,805              -        -
                                                                  -
Net loss for year ended
June 30, 2002                           -               -         -                       -   (1,586,765)             -        -

------------------------- ---------------- --------------- --------- ----------- ------------ --------------- ---------- ----------
Balance At June 30, 2002
                               15,141,788      13,090,478         -           -           -   (8,942,878)             -   4,147,600
------------------------- ---------------- --------------- --------- ----------- ------------ --------------- ---------- ----------



The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30 2000, 2001 AND 2002



                                                           Note                     2002               2001                2000
                                                                                      A$                 A$                  A$
Cash Flows from Operating Activities
Cash was provided from:
    Cash received from customers                                                      -           3,571,000          3,501,160
    Payments to suppliers & employees                                          (985,670)         (4,435,807)        (5,887,860)
    Interest received                                                           112,691             221,000            101,423
    Borrowing costs paid                                                              -              (5,143)            (5,077)
     Other                                                                            -                   -             35,973
                                                                      ------------------- ------------------ -------------------

Net cash used in operating activities                       9                  (872,979)           (648,950)        (2,254,381)

Cash Flows from Investing Activities
    Acquisition of property, plant &
    equipment                                                                  (319,091)            (53,886)          (347,261)
    Proceeds from sale of shares
    -      listed investments                                                    50,130                   -            507,775
    -      other investments                                                          -                   -             37,975
    Payments for investments
    -      controlled entity                                                          -                   -         (2,704,894)
    -      other                                                                      -          (1,918,181)                 -
    Proceeds on disposal of controlled entity                                         -           2,966,769                  -
    Proceeds from sale of other non-current assets                                    -              57,345                  -
                                                                      ------------------- ------------------ -------------------

Net cash received from/(used) in investing activities
                                                                               (268,961)          1,052,047         (2,506,405)

Cash Flows from Financing Activities
    Receipt from issue of share capital                                               -             100,000          6,481,975
    Loans from/(to) related entities                                                  -             100,976           (156,744)
                                                                      ------------------- ------------------ -------------------

Net cash received from financing activities                                           -             200,976          6,325,231

Net increase/(decrease) in cash held                                         (1,141,940)            604,073          1,564,445
Cash at the beginning of the financial year                                   3,575,787           2,971,714          1,406,959


                                                                      ------------------- ------------------ -------------------
Cash at the end of the financial year                                         2,433,847           3,575,787          2,971,714
                                                                      =================== ================== ===================




The accompanying notes form part of these financial statements.

TRANS-GLOBAL INTERACTIVE LIMITED
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

1. NOTE 1 - STATEMENT OF ACCOUNTING POLICIES

a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with accounting principles generally accepted in Australia including the requirements of the Australian Corporations Act 2001 which includes applicable Australian Accounting Standards and other mandatory Australian professional reporting requirements (Urgent Issues Group Consensus Views).

The financial report has been prepared on a basis of historical cost except where stated and does not take into account changing money values or current valuations of assets.

The principal accounting policies adopted for the financial year are consistent with those adopted in previous years.

Revenue and expenses in the prior year have been reclassified to provide consistency with the current year disclosures.

This financial report has been prepared on a basis consistent with the Annual Financial Report lodged with the Australian Stock Exchange (ASX) except for the following matter:

     - Subsequent to the lodgement of the 30 June 2001 Annual Report with the ASX, the Directors become aware of third party negotiations that indicated a valuation of the investment in the GET Group below the amount shown in the Annual Report.

     - In lodging the 20F for year ended 30 June 2001, the Directors reflected this valuation information, resulting in the 20F Report showing a $1,818,182 lower net profit and lower carrying value of investments.

     - This adjustment was reflected in the 30 June 2002 Annual Report lodged with the ASX in October 2002. However, as the adjustment was already reported in the 2001 20F, net loss shown in this report for 2002 is $1,818182 lower than that shown in the Annual Report. lodged with the ASX.

b) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, being Trans-Global Interactive Limited (the chief entity) and all entities which Trans-Global Interactive Limited controlled from time to time during the year and at year's end, the "consolidated entity".

Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

c) Investments

Investments that are listed investments are carried at fair value, being net market value. Changes in net market value are recognised in the statement of financial performance for the period.

All other investments are carried at the lower of cost and recoverable amount.

d) Foreign Currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction. Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial period.

All resulting exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial period.

e) Cash Assets

For the purpose of the statement of cash flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash, net of outstanding bank overdrafts.

f) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

g) Plant and Equipment

Cost and valuation
Items of plant and equipment are valued at cost.

Depreciation
Depreciation is provided on a straight line basis on all plant and equipment.

    Depreciation rates used are:         2002           2001          2000

    Plant and equipment                  20%            20%           20%

h) Non-current assets

Where the carrying values of non-current assets valued at cost exceed their recoverable amount, those assets are written down. In determining recoverable amount, the expected net cash flows have not been discounted.

i) Revenue

Software development - Rendering of services
Revenue from software development contracts and service agreements is recognised on the basis of percentage of completion.

Interest
Interest income is recognised as it accrues.

Disposal of investments
Gross proceeds of investment sales are included as revenue of the consolidated entity.

Sale of non-current assets
The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

j) Taxation

The consolidated entity adopts the income statement liability method of tax effect accounting.

The income tax is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences arising from items being brought to account in different periods for income tax accounting purposes, is carried forward in the statements of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond any reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

k) - CHANGES IN ACCOUNTING POLICY

Earnings per share

The consolidated entity has applied the revised Australian Accounting Standard Board (AASB) 1027 Earnings per Share (issued June 2001) for the first time from July 2001.

Basic and diluted earnings per share ("EPS") for the comparative period ended 30 June 2001 and 2000 has been adjusted so that the basis for calculation used is consistent with that of the current period.

Basic earnings per share

Basic EPS earnings are now calculated as net profit or loss.

Diluted earnings per share

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings by the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares includes the weighted average number of shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares.

ii) Segment reporting

The consolidated entity has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of the risks and returns associated with the consolidated entity operations. The new business segments reported are: online gaming data centre and investment.

Comparative information has been restated for the changes in definitions of segment revenues and results.

2.   ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

As stated in Note 1, the accompanying financial statements have been prepared in conformity with accounting principles generally accepted in Australia. Those principles differ in a number of important respects from accounting principles generally accepted in the United States of America. With respect to the financial statements of the Company, as shown in the following summary, there were significant adjustments to the net profit/loss for the years ended June 30, 2002, 2001 and 2000 and shareholders' equity as of June 30, 2002 and 2001 which would have been required had accounting principles generally accepted in the United States been applied.

     i)   Outside Equity Interests In Controlled Entity

          Under accounting principles generally accepted in the United States, outside equity interests in a controlled entity (minority interest) is not included in total shareholders' equity. In addition, the portion of the net loss attributable to outside equity interests would be included in the statement of operations as an adjustment to net loss.

     ii)  Impairment of Assets

          The recoverability of the carrying amount of interests in the Filomena gold/copper mining tenements and the revenue stream acquired from the GET group were dependent upon the successful development and commercial exploitation, or sale, of the respective non-current assets. Under accounting principles generally accepted in the United States, such assets were considered impaired in 1999 and written off to the statement of operations in 1999. Under accounting principles generally accepted in Australia, such assets were written off to the statement of operations in 2000.

          In 2001, the impairment of the GET group investment was reversed for Australian generally accepted accounting principle purposes when the revenue stream was exchanged for a 5% equity interest in the GET Group entities. Such a reversal is not allowed under US generally accepted accounting principles.

     iii) Foreign Currency Translation Reserve

          On the sale of a foreign entity, US generally accepted accounting principles require the foreign currency translation reserve balance to be recorded in the profit and loss statement as part of the gain or loss on sale. Under Australian generally accepted accounting principles, the foreign currency translation reserve balance is to be transferred from reserves to retained profits.

          The accompanying reconciliations show the effect on net income/(loss) for the years ended June 30, 2002, 2001 and 2000 and shareholders equity as of June 30, 2002 and 2001 using the US GAAP basis of accounting for the matters outlined in i) through iii) above.

ADJUSTMENTS TO NET LOSS AND SHAREHOLDERS' EQUITY
REQUIRED TO CONFORM WITH
ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES


                                                        NET PROFIT (LOSS)                           SHAREHOLDERS' EQUITY AS AT
                                                       YEAR ENDED JUNE 30                                    JUNE 30
                                            2002               2001                 2000               2002              2001
(Expressed in Australian Dollars)
As Reported in Financial Statements      (A$1,586,765)        A$37,583         (A$11,693,328)      A$4,147,600     A$5,734,365

(Increases)/ decreases related
to:-

1. Outside equity interests in
     controlled entity                              -                -             A$401,168                 -               -

2.   Write-off Filomena                             -                -           A$3,675,078                 -               -
     mining tenements

3.   Write-off right to GET                         -                -           A$2,875,000                 -               -
     Group revenue stream
4.  Record foreign currency
   translation reserve in gain
   on sale                                          -         A$67,993                     -                 -               -
                                        -------------   --------------        --------------      ------------    ------------


     Total after Adjustments to
     Conform with Generally
     Accepted Accounting
     Principles (GAAP) in the
     United States
                                         (A$1,586,765)       A$105,576          (A$4,742,082)      A$4,147,600     A$5,734,365

     Foreign currency
     translation adjustment                         -                -            (A$152,851)                -               -
                                        -------------   --------------        --------------      ------------    ------------

     Comprehensive Income                (A$1,586,765)       A$105,576          (A$4,894,933)                -               -

     Weighted average Number of
     Shares                                15,141,788       12,016,781            10,819,750                 -               -

     Basic and diluted net
      income/(loss) per share in
      conformity with Accounting
      principles generally accepted
      in the United States                   (A$0.105)         A$0.009               (A$0.46)                -               -



The following condensed balance sheets at June 30, 2002 and 2001 give effect to the adjustments to accounting principles generally accepted in the United States, described above:-


                                                                                           June 30
                                                                                 2002                2001
                                                                                  A$                  A$
Assets

Current assets                                                                2,497,775          3,985,787
Property                                                                        295,571              3,738
Non current assets                                                                    -                  -
Intangibles                                                                           -                  -
Investments                                                                   1,400,023          1,818,206

                                                                              4,193,369          5,807,731

Liabilities and Shareholders' Equity

Current Liabilities                                                              45,769             73,366
Non-Current Liabilities                                                               -                  -
Outside Equity Interests in Controlled Entity                                         -                  -
Shareholders' Equity                                                          4,147,600          5,734,365

                                                                              4,193,369          5,807,731



3.   ACCOUNTS PAYABLE

                                                                                           JUNE 30
                                                                                 2002                2001
                                                                                  A$                  A$

----------------------------------------------------------------------------------------------------------

Accounts payable at June 30, 2002 and 2001 are summarised as follows:
Current
Creditors & accruals                                                             45,769             73,366
Borrowings                                                                            -                  -

----------------------------------------------------------------------------------------------------------

                                                                                 45,769             73,366

----------------------------------------------------------------------------------------------------------


4.   INCOME TAX


                                                                     2002                2001                 2000
                                                                       A$                  A$                   A$

Prima facie income tax (credit) on operating profit/(loss)        (476,030)             12,778           (4,209,598)

Tax effect of permanent differences:
   Profit on disposal of IMI, offset by capital losses
    in prior years                                                       -            (267,858)                   -
   Disallowed legal costs                                                -              15,895                    -
   Provision against carrying value of GET
    investment not tax effected                                    125,455                   -                    -
   Disallowed travel & entertaining                                 27,118              37,291               47,726
   Goodwill Amortisation                                                 -                   -               77,586
   Investment write offs                                                 -                   -            1,035,000
   Provision against carrying value of NCA                               -                   -              873,580
   Other                                                                 -                   -               41,525

Future income tax benefit attributable to income tax
 losses and exploration expenditure not brought to account.
 There is currently no expiry date for future tax benefits.        323,457             201,894            2,134,181
                                                              ------------        ------------         ------------
Income tax expense attributed to operating profit (loss)                 -                   -                    -
                                                              ============        ============         ============



5.   CAPITAL STOCK

     The Company's share capital is as follows:

                                                 2002           2001
                                                  A$             A$

     (a)  Issued capital
          15,141,788 (2001:15,141,788)
          Ordinary Shares fully paid       13,090,478        13,090,478
                                           ==========     =============

                                                  No.            No.

     (b)  Options issued and outstanding    4,147,500         4,347,500
                                           ==========     =============

At the date of this report unissued ordinary shares of the Company under option are:



Expiry date                      Exercise price              Number of shares
4 July 2003                            $2.00                       997,500
4 July 2003                            $2.50                       250,000
4 July 2003                            $3.00                       100,000
4 July 2003                            $7.00                       200,000
4 July 2003                            $8.50                       200,000
4 July 2003                           $10.50                       200,000
4 July 2003                           $12.00                       200,000
30 June 2005                           $2.00                     2,000,000
                                                            --------------------
                                                                 4,147,500
                                                            ====================

The options listed above are shown after the 1:10 consolidation on June 28 2001. During or since the end of the financial year there have been no issues of ordinary shares as a result of the exercise of options.

     (c) Movements in issued and fully paid up ordinary shares and options of the Company during the year were as follows:



    Date          Details             Notes       Number of shares  Number of options    Issue price              A$
1 July 2001       Opening balance                    15,141,788          4,347,500                         13,090,478
30 Sept 2001      Options expired                                         (200,000)            N/A                  -
                                                  ----------------- -----------------                  ---------------
Balance as at
30 June 2002                                         15,141,788          4,147,500                         13,090,478
                                                  ================= =================                  ===============


(d)  Earnings per share


                                               2002                      2001
                                                No.                       No.
Weighted average number of ordinary
 shares used in the calculation of
 basic earnings per share                  15,141,788                12,016,781

Diluted earnings per share has not been included as it is not materially different from basic earnings per share.

6.   INVESTMENTS


Current:                                      2002                      2001
                                               A$                        A$
Quoted on a prescribed stock
 exchange at fair value                        29,943                   100,000
                                           ==========                ==========

Non-Current:
Investment in GET at cost                   1,818,206                 1,818,206
Less: Provision for diminution               (418,183)                        -
Investment in Vanuatu Internet
 Data Centre Limited at cost                        -                         -
                                           ----------                ----------

                                            1,400,023                 1,818,206
                                           ==========                ==========

The investment in GET represents a 10% holding in GET USA Inc. a company based in the USA. Vanuatu Internet Data Centre Limited (VIDC) is a controlled entity based in Vanuatu that provides turnkey solutions for online gaming operations. Trans-Global presently holds all the shares in VIDC but there is provision which was previously agreed by shareholders to allot up to 30% of the equity in VIDC to the project founders subject to reaching an agreement on terms and milestones.

7.   SUBSEQUENT EVENTS

Subsequent to the end of the 2002 financial year, the Company announced on 16 August 2002 that that the intended merger between Innovative Gaming Corporation of America (IGCA) and Gaming and Entertainment Technology (GET) had been terminated. The Company is also seeking shareholder approval to acquire all the outstanding shares in the GET Group which it doesn't already own.

On 16 October 2002 the Company reached agreement with the VIDC project founders regarding the potential issue of up to 30% of the equity of VIDC to such founders. In return for the payment of $330,000 the project founders waived their right to any equity interest in VIDC.

Other than the above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the economic entity, in subsequent financial years.

8.   GROUP OPERATIONS

The Directors have identified Online Gaming Data Centre and Investment as the two primary segments for reporting purposes in 2002. In 2001 the consolidated entity also operated in Internet Management Consulting through its subsidiary Intermedia Interactive Software Inc. which was disposed of on 13 October 2000. The company's secondary segments are based on geography, being Australia, Vanuatu and USA. These geographic segments correspond to the primary segments as shown below.



2002                               Online Gaming Data Centre          Investment        Eliminations                Total
                                            (Vanuatu)                 (Australia)            A$                       A$
                                               A$                          A$

Segment Revenue                                  -                       162,821                    -                  162,821
Segment Result / Net Profit/(Loss)          (467,904)                 (1,118,861)                   -               (1,586,765)
                                  ===========================      ==============       ===============         ==============

Depreciation                                 (22,148)                     (1,372)                   -                  (23,520)

Individually significant items
- Provision against carrying value of
  non-current assets                               -                  (2,236,364)                   -               (2,236,364)
                                  ===========================      ==============       ===============         ===============

Assets                                       657,096                   5,010,139           (1,473,866)               4,193,369
                                  ===========================      ==============       ===============         ===============

Liabilities                                        -                    (394,636)             348,867                  (45,769)
                                  ===========================      ==============       ===============         ===============

Acquisitions of non-current assets           311,247                       7,844                    -                  319,091
                                  ===========================      ==============       ===============         ===============






2001                               Online Gaming Data Centre         Investment         Internet Management          Total
                                          (Vanuatu)                 (Australia)          Consulting (USA)              A$
                                              A$                          A$                   A$

Segment Revenue                                    -                   3,332,425            3,092,329                6,424,754
Segment Result / Net Profit/(Loss)                 -                    (532,437)             570,020                   37,583
                                  ===========================      ==============       ===============         ===============

Depreciation                                       -                      (1,372)            (139,342)                (140,714)

Individually significant items
- Provision against carrying value of
  non-current assets                               -                   1,818,182                    -                1,818,182

Assets                                             -                   5,807,731                    -                5,807,731
                                  ===========================      ==============       ===============         ===============
Liabilities                                        -                     (73,366)                   -                  (73,366)
                                  ===========================      ==============       ===============         ===============

Acquisitions of non-current assets                 -                      53,886                    -                   53,886
                                  ===========================      ==============       ===============         ===============




2000                       Mining     Online Gaming Data       Investment        Internet Management          Total
                          (Chile)      Centre (Vanuatu)        (Australia)        Consulting (USA)               A$
                             A$              A$                   A$                     A$

Segment Revenue                   -                -             101,423              3,864,520             3,965,943
Segment Result / Net
Profit/(Loss)            (3,675,078)               -          (5,800,140)            (2,218,110)          (11,693,328)


Depreciation                      -                -               1,669                 82,246                83,915

Individually significant
items
- Provision against
  carrying value of
  non-current assets              -                -                   -

Assets                            -                -           5,953,640              1,883,066             7,836,706
                       ===============================================================================================

Liabilities                       -                -              71,925              2,235,990             2,307,915
                       ===============================================================================================

Acquisitions of
non-current assets                -                -              11,216                336,045               347,261
                       ===============================================================================================


TREATMENT OF INTERSEGMENT PRICING

The group does not transfer between its geographical segments however, when funds are transferred between the segments, the exchange rate prevailing at the date of transfer is used.

9. RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

     Reconciliation of Operating Loss After Income Tax to Net Cash Used in Operating Activities



                                                              2002                   2001                  2000
                                                               A$                     A$                    A$


Operating loss after income tax-                        (1,586,765)                   37,583        (11,693,328)
Goodwill amortisation                                             -                        -             201,627
Depreciation                                                 23,520                  140,712              83,915
Loss on disposal of assets                                        -                        -              41,562
Writedown of listed investment                               27,000                        -                   -
Provision against carrying value of
non-current assets                                          418,183                        -           2,875,000
Profit on sale of non-current assets
                                                              3,736                  (3,459)                   -
Profit on disposal of Intermedia                                  -                (778,023)                   -
Loss on disposal of First Au Strategies
                                                                  -                        -             115,343
Realised (profit)/loss on sale of investments
                                                            (7,072)                   34,751             332,277
Unrealised foreign exchange loss
                                                                  -                        -              26,248
Write off of exploration expenditure
                                                                  -                        -           3,668,484
Other non-cash items                                              -                (139,781)              26,907
Goodwill writedown                                                -                        -           2,426,611
Loan payable written back                                         -                        -           (337,509)
Changes in assets and liabilities
     (Increase)/decrease in prepayments
                                                            293,348                   32,060           (439,415)
     (Increase)/decrease in receivables
                                                           (17,333)                   40,000           (167,968)
     Increase/(decrease) in creditors
                                                           (27,596)                 (12,793)             770,836
     Increase/(decrease) in inventories
                                                                  -                        -           (184,971)

                                                -------------------- ------------------------ -------------------
Net cash used in operating activities
                                                          (872,979)                (648,950)         (2,254,381)
                                                -------------------- ------------------------ -------------------



10.  SUPPLEMENTAL SCHEDULE OF INVESTING ACTIVITIES

     2002:-

     On February 6, 2002, shareholders approved the transaction involving the Company to subscribe for issued capital of the Vanuatu Internet Data Centre
     (VIDC).

     The Company agreed to pay $1,125,000 for the shares issued. No goodwill arose on this acquisition and no assets were acquired as VIDC was dormant prior to this transaction. The consideration is payable according to the needs of VIDC. As at June 30, 2002, a total of $776,134 had been paid with a further $348,886 owing.

     2001:-


     On October 13 2000 the consolidated entity disposed of its 100% interest in Intermedia Interactive Software Inc.
        Details of which are:

                                                         A$

        Consideration (cash)                          3,054,079

        Net Assets disposed of:
              Cash                                       87,310
              Goodwill                                2,647,301
              Property, plant & equipment               201,670
              Other assets                            1,610,032
              Other creditors                        (2,270,257)
                                                  --------------
                                                      2,276,056
                                                  --------------

              Profit on disposal                        778,023
                                                  ==============

              Interest held after disposal                  NIL

         2000:-


         On September 17 1999 the consolidated entity purchased 100% of the ordinary shares of Intermedia Interactive Software Inc. Details of which are as follows:

                                                          A$


         Consideration                                4,559,157
         Non-cash consideration                      (1,800,000)
                                                  --------------
         Cash consideration                           2,759,157
         Cash acquired                                  (54,263)
                                                  --------------
         Outflow of cash                              2,704,894
                                                  --------------

         Fair value of net assets of entity acquired
         Property, plant and equipment                   81,440
         Trade receivables                              669,076
         Other receivables                              111,803
         Accounts payable                            (1,267,419)
         Other liabilities                             (311,261)
                                                  --------------
                                                       (716,361)
                                                  --------------

         Goodwill on acquisition                      5,275,541
                                                  ==============

11.  FOREIGN CURRENCY TRANSLATIONS

     TRANSLATIONS OF FOREIGN CURRENCY TRANSACTIONS

     Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

     Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial period.

     Except for certain specific hedges of foreign currency operations, all resulting exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial period, and transactions costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

     SPECIFIC HEDGES

     Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after the date are taken to the profit and loss account.

     There were no specific hedges in place during or at year-end.

     HEDGES OF FOREIGN OPERATIONS

     Exchange gains and losses or transactions hedging investments in foreign operations are taken to the foreign currency translation reserve on consolidation.

     TRANSLATION OF ACCOUNTS OF OVERSEAS OPERATIONS

     The accounts of overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

12.  AUDITORS REMUNERATION

                                   2002                2001                2000
                                    $A                  $A                  $A
-------------------------------------------------------------------------------



Audit services: - US filings
Auditors of the Company - KPMG     25,232              33,250            58,452
Other services:
Auditors of the Company - KPMG     38,675              47,281             2,026
                                 ----------------------------------------------
                                   63,907              80,531            60,478
                                 ==============================================

12.  RELATED PARTIES

a) The following persons held the office of Director during the year ended June 30, 2002:

     Bryan John Frost
     Tibor Vertes
     Richard Revelins
     Ashesh Shah
     Steven Fornasaro

b) The following related party transactions occurred during the financial year ended June 30, 2002:

     Transactions with Director related entities

-- In July 1999, TGL advanced the GET Group $300,000 in consideration of part payment on account of development, integration and royalty of GET's 'back end' system for utilisation and future operation by Starbreak Entertainment Network, Inc.

     During the course of the year ended June 30, 2002 it became evident that Starbreak's Celebweb project was not progressing in line with expectations and would require significant additional capital. The board had already considered and approved a proposal to make a financial commitment to the Vanuatu Internet Data Centre ("VIDC") and as such no further financial commitment was warranted with respect to Starbreak.

     The Board resolved (Mr Vertes abstaining) to pursue GET and request repayment of monies advanced on the basis that milestones were not achieved and accordingly monies should be repaid. Mr Vertes, on behalf of GET, agreed to the immediate repayment of these amounts which occurred on 27 June 2002 and the dissolution of the Starbreak venture.

     -- On 22 May 2001, the Directors agreed to establish a US presence in Las Vegas in anticipation of internet gambling legislation being passed in the Nevada Senate.

     An initial budget of US$300,000 was directed towards the following overheads;

     --   Marketing personnel (circa US$150,000)
     --   IT personnel (circa US$80,000)
     --   Rental premises (US$70,000)

     It was envisaged that the venture would primarily explore opportunities within the internet gambling industry in the US with the intention of increasing value in its investment in the GET Group.

     During the 2001/2002 financial year, Vanuatu Internet Data Centre representatives explored marketing opportunities with land based casinos in Las Vegas. Approximately AUD$438,420 was incurred in establishing a presence in the US. These costs related to promoting the GET software technology with the aim of attracting clients to VIDC and utilising the proprietary GET software.

     In January 2002, the GET Group announced its intentions to be acquired by Innovative Gaming Corporation of America (IGCA), a Nevada based company listed on NASDAQ. As IGCA already had significant operations established in the US it became clear to the Board that TGL's earlier decision to establish a VIDC presence in the US was no longer necessary.

     As a result, the GET Group through Mr Vertes offered to repay the sum of AUD$438,420 representing marketing costs incurred to date on the basis that it is more commercially sensible for GET to pursue these initiatives through IGCA. The board considered this offer and resolved to accept the amount (Mr Vertes abstaining). Payment occurred on 25 June 2002.

     -- In January 2002 the Company paid GET $25,000 in the ordinary course of business for consulting services in relation to VIDC. GET is a company controlled by Tibor Vertes, a Director of the Company.

     -- In the normal course of business accounting services were provided by William Buck, a firm of Chartered Accountants of which Mr Fornasaro is a partner. These services totaled A$1,250 (2001: A$5,573) during the year ended June 30, 2002.

     -- The Company's administrative office space is subleased from the GET Group under an agreement dated February 19, 2000. Either party has the right to terminate the agreement by giving one month's notice. The amount paid under the agreement in 2002 was A$42,060 (2001 A$42,060) (2000 A$21,030).